Sheet1

CBA Money Fund
File Number: 811-3703
CIK Number: 717288
For the Period Ending: 02/28/2002

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended February 28, 2001.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/06/2001	$5,000	Svenska Handelsbanken	6.98%	07/12/2001
04/19/2001	5,000	Preferred Receivable Fund	4.97	04/30/2001
05/03/2001	1,172	Greyhawk Capital Corp.	5.25	05/04/2001
01/16/2002	4,770	Enterprise Funding CP	1.82	03/18/2002
01/16/2002	10,000	Forrestal Funding MS TR	1.77	02/27/2002
01/16/2002	3,000	Intrepid Funding MST TRS	1.80	04/05/2002
01/16/2002	13,360	Preferred Receivable Fund	1.75	01/29/2002

Last Updated on 04/25/2002
By Win95 User